[Smurfit-Stone Container Enterprises, Inc. Letterhead]

May 2, 2007

VIA FACSIMILE AND EDGAR (Correspondence)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Mail Stop 4561

Attn:  Ms. Barbara C. Jacobs, Assistant Director

Re:          Smurfit-Stone Container Enterprises, Inc.

Registration Statement on Form S-4

Originally Filed on March 28, 2007

File No. 333-141630

Dear Ms. Jacobs:

On behalf of Smurfit-Stone Container Enterprises, Inc. (the “Company”), we are responding to the comments in the letter to the undersigned, dated April 25, 2007, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-4 filed on March 28, 2007, as amended by Amendment No. 1 to the Registration Statement on Form S-4 filed on May 2, 2007.

We have referenced the appropriate page number of the prospectus contained in the Registration Statement in our responses contained herein. The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Forward-Looking Statements, page ii

1.                                       The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:

Please be advised that the Company has revised the disclosure on page ii in response to the Staff’s comment.

Incorporation by Reference, page iii

2.                                       Please revise the filing to specifically incorporate the two Forms 8-K filed March 29, and April 11, 2007 and any other periodic reports “filed” prior to effectiveness.

Response:

Please be advised that the Company has revised the disclosure on page iii in response to the Staff’s comment.

Summary of the Exchange Offer, page 1

3.                                       As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-1(g)(3).

Response:

The Company hereby confirms that the offer will be open at least through midnight on the twentieth business day and has revised the disclosure on the prospectus cover and on pages 1, 39 and 43 in response to the Staff’s comment.

Expiration Date; Extension; Termination; Amendment, page 39

4.                                       We note your reservation of the right to amend the terms of the offer on pages 39-40.  Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response:

Please be advised that the Company has revised the disclosure on page 40 in response to the Staff’s comment.

5.                                       We further note that you reserve the right “to delay acceptance for exchange of any outstanding notes…”  Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c).  For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response:

Please be advised that the Company has revised the disclosure on page 39 in response to the Staff’s comment.

Acceptance of Outstanding Notes for Exchange; Delivery of Registered Notes, page 43

6.                                       Please clarify your disclosure to state that the issuer will issue the new notes or return the old notes promptly after expiration rather than after acceptance.  See Exchange Act Rule 14e-1(c).

Response:

Please be advised that the Company has revised the disclosure on page 44 in response to the Staff’s comment.

Conditions to the Exchange Offer, page 44

7.                                       All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.  Please revise the language accordingly.

Response:

Please be advised that the Company has revised the disclosure on page 44 in response to the Staff’s comment.

8.                                       We note that you may determine in your “sole judgment” whether certain offer conditions have occurred or are satisfied.  Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response:

Please be advised that the Company has revised the disclosure on pages 1 and 44 to restate the conditions to the exchange offer as contemplated in the Registration Rights Agreement, which does not provide for the previously disclosed condition that contemplated the exercise of the Company’s sole judgment.

Undertakings

9.                                       Please include the undertaking required by Item 512(a) of Regulation S-K, which is applicable to your exchange offer.

Response:

Please be advised that the Company has added the undertaking required by Item 512(a) of Regulation S-K to Part II, Item 22 of the Registration Statement in response to the Staff’s comment.

We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (312) 346-6600 or David W. Braswell or Nick H. Varsam of Armstrong Teasdale LLP, special counsel to the Company, at (314) 621-5070.

Sincerely,

/s/ Craig A. Hunt

Craig A. Hunt
Senior Vice President, Secretary and General Counsel

cc:	David W. Braswell, Esq.
Nick H. Varsam, Esq.